UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

   Commission File Number:  0-51923

Orko Silver Corp.

(Exact name of registrant as specified in its charter)

2610 – 1066 West Hastings Street, Vancouver, BC, Canada V6E 3X2

________________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

107,727,716 shares of common stock

each listed on The TSX Venture Exchange

_________________________________________________________________________________________________________________

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	x	Rule 12h-6(d) (for successor registrants)
Rule 12h-6(c) (for debt securities)		Rule 12h-6(i) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Orko Silver Corp. (“Orko”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) on April 21st of 2006 when it filed a form 20F annual report.

B.

Orko has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) of the Exchange Act and corresponding U.S. Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and has filed more than one annual report under section 13(a).

Item 2. Recent United States Market Activity

Orko has not sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) during the 12 months preceding the filing of this Form 15F. Orko’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

A.	Common shares of Orko, are listed and traded on the TSX Venture Exchange, which exchange singly constitutes the primary trading market (as defined in Rule 12h-6(f)(5)) for Orko’s common shares.

B.

Orko first listed its common shares on the TSX Venture Exchange on August 5, 1983 and has maintained this listing since the initial listing. Accordingly, Orko has maintained a listing of its Common shares on the TSX Venture Exchange for at least the 12 months preceding the filing of this Form 15F.

C.

For the 12-month period beginning on March 24, 2008 and ending on March 23, 2009, both dates inclusive (the “Recent 12-month Period”), the average daily trading volume (the “ADTV”) of Orko’s common shares in Canada represented approximately 88% of the ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.	Not applicable

B.	Not applicable
C.	Not applicable

D.	Not applicable

E.	Not applicable

F.	Not applicable

Item 5. Alternative Record Holder Information

The number of record holders on the Orko’s common shares who are United States Residents on February 28, 2009 is 36. Orko relied upon information provided by Computershare Limited in determining the number of U.S. resident shareholders of record on the specified date.

Item 6. Debt Securities

Not Applicable.

Item 7. Notice Requirement

A.

On April 2, 2009, Orko  published a notice, required by Rule 12h-6(h), through a press release, disclosing its intent to deregister under section 12(g) and to terminate its duty to file reports under the Exchange Act. A copy of the press release was submitted to the Commission under cover of a Form 6-K filed on April 2, 2009.

B.	Orko provided the press release to Marketwire, which disseminated the notice in the United States on April 2, 2009. Such notice was also posted on Orko’s website (www.Orkosilver.com).

Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Orko will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its web site (www.Orkosilver.com).

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Orko Silver Corp. a British Columbia Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Orko Silver Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

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April 2, 2009	By /s/ Gary Cope	Chief Executive Officer
Date	Name	Title

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